Exhibit (a)(5)

White Mountains Insurance Group, Ltd. Announces that White Mountains Insurance Group, Ltd. and WM Hinson (Bermuda) Ltd. Commence Tender Offer for up to 5,000,000 Shares of Class A Common Stock of MediaAlpha, Inc.

HAMILTON, Bermuda, May 26, 2023 -  White Mountains Insurance Group, Ltd. (NYSE: WTM) (“White Mountains”) today announced that it and its wholly owned subsidiary, WM Hinson (Bermuda) Ltd. (“WM Hinson” and together with White Mountains, the “Purchasers”), have commenced a cash tender offer to purchase up to an aggregate of 5,000,000 shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation (NYSE: MAX) (the “Company”), at a price of $10.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). If the Purchasers accept any Common Shares for purchase pursuant to the Offer, WM Hinson will purchase all such accepted Common Shares. The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, each dated May 26, 2023.

The Purchasers are making this Offer because they believe the Company's Common Shares represent an attractive investment. The Offer is not made for the purpose of acquiring or influencing control of the business of the Company. The Company is a “controlled company” under the rules of the NYSE, and following the Offer, an affiliate of the Purchasers will continue to have certain control rights over the Company as provided in the Stockholders’ Agreement as described the Offer to Purchase.

The Offer is scheduled to expire at one minute following 11:59 p.m., New York City time, on Monday, June 26, 2023 unless the Offer is extended or terminated (such date and time, as they may be extended, the “Expiration Date”). Any extension of the Offer will be announced publicly on the first business day after the Expiration Date.

The Offer is not conditioned on the receipt of financing. The Offer is, however, conditioned on a minimum number of 2,500,000 Common Shares being properly tendered and not properly withdrawn and to certain other conditions, which are set forth in the Offer to Purchase.

Holders interested in tendering their Common Shares must do so in accordance with the procedures set forth in the Offer to Purchase. Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which are being filed today by the Purchasers with the Securities and Exchange Commission (the “SEC”).

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the information agent for the Offer. Questions regarding the Offer and requests for assistance in connection with the Offer may be directed to D.F. King by contacting (877) 896-3199 (toll-free). Banks and brokers may contact D.F. King at (212) 269-5550 or max@dfking.com or the dealer manager, J.P. Morgan Securities LLC at (877) 371-5947 (toll-free). Computershare Trust Company, N.A. is acting as depositary for the Offer. J.P. Morgan Securities LLC is acting as Dealer Manager in connection with the Offer.

White Mountains Insurance Group, Ltd.

White Mountains Insurance Group, Ltd., based in Hamilton, Bermuda, is a diversified insurance and related financial services holding company.

Forward-Looking Statements

This press release contains certain forward-looking statements and therefore is subject to risks and uncertainties. These forward-looking statements generally are identified by the words “believe”, “project”, “expect”, “anticipate”, “estimate”, “intend”, “strategy”, “future”, “opportunity”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result”, and similar expressions, and include statements regarding the conduct, terms and completion of the Offer. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and other uncertainties described in the Offer to Purchase and the other tender offer documents that have been or will be delivered to you or filed by the Purchasers with the SEC. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. None of the Purchasers or any of their directors, officers or affiliates give any assurance that they will achieve their expectations. The inclusion of any statement in this press release does not constitute an admission by the Purchasers or their directors, officers or affiliates or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This press release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Purchasers are filing today (or that the Company will file) with the SEC, including among other materials a tender offer statement on Schedule TO containing the Offer to Purchase, the Letter of Transmittal, and other materials relating to the Offer. HOLDERS OF COMMON SHARES ARE URGED TO CAREFULLY READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES. The Offer to Purchase and related Letter of Transmittal will be made available free of charge at the SEC’s website at www.sec.gov.

Contacts
White Mountains Insurance Group, Ltd.
Robert Seelig

(603) 640-2212

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